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                             August 25, 2021

       Shiong Han Wee
       Chief Financial Officer
       WECONNECT Tech International, Inc.
       25, Jln Puteri 7/15
       Bandar Puteri, 47100 Puchong
       Selangor, Malaysia

                                                        Re: WECONNECT Tech
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 30, 2020
                                                            Filed June 7, 2021
                                                            File No. 000-52879

       Dear Mr. Wee:

               We have reviewed your August 2, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 27, 2021 letter.

       Form 10-K for the Fiscal Year Ended July 31, 2020

       Report of Independent Registered Public Accounting Firm, page F-1

   1. We note your response to prior comments one and two. Please amend your Form 10-K for the period ended
July 31, 2020 to include the audit report of Total Asia Associates
                                                        PLT and the revised
audit report of Olayinka Oyebola & Co.
 Shiong Han Wee
WECONNECT Tech International, Inc.
August 25, 2021
Page 2

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameShiong Han Wee                        Sincerely,
Comapany NameWECONNECT Tech International, Inc.
                                                        Division of Corporation
Finance
August 25, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName